UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Announces Second Quarter 2023 Results and $250 Million Share Repurchase Authorization

•	Delivered $159 million of Adjusted EBITDA(1) on $414 million of revenue, resulting in an Adjusted EBITDA Margin(1) of 38.4%, and net income of $94 million, or $1.16 per diluted share

•	Closed Aquadrill transaction on April 3, increasing contracted floater count for the quarter by four to 12

•

After the quarter, successfully issued $575 million of 8.375% senior secured second lien notes due 2030 and executed a new $225 million revolving credit facility with an accordion feature of up to $100 million

•	On July 28, completed the sale of three tender-assist units for approximately $85 million, as the Company focuses on deepwater

•	Initiated shareholder return program with share repurchase authorization of up to $250 million

Hamilton, Bermuda, August 15, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today reported strong second quarter 2023 results, which reflect a full quarter’s contribution from contracted rigs acquired as part of the Aquadrill transaction, completed on April 3, 2023. Seadrill now owns 12 benign deepwater floaters, beyond the two it manages as part of a 50:50 joint venture with Sonangol; three harsh-environment rigs; and four jackups, three of which it plans to sell consistent with ongoing fleet refinement.

Financial Highlights	Three months ended
Figures in USD million, unless otherwise indicated	June 30, 2023	March 31, 2023
Total Operating Revenues	414	266
Contract Revenues	329	186
Operating Profit	109	51
Adjusted EBITDA	159	85
Adjusted EBITDA Margin	38.4%	32.0%
Diluted Earnings Per Share ($)	1.16	0.83

“We delivered strong results this quarter, and the full year continues to be in line with previous guidance. This quarter, we executed decisively on strategic initiatives that simplify and strengthen our organization,” stated President and Chief Executive Officer, Simon Johnson. “We established greater scale with the closing of the Aquadrill acquisition. We continued to refine our fleet through value-accretive asset divestitures, completing the sale of three tender-assist units at attractive valuations and announcing intentions to sell our jackup fleet in Qatar. We also strengthened our financial position, refinancing our secured debt at competitive rates to reduce our cost of capital and improve our strategic flexibility.”

Johnson further explained, “We remain committed to prioritizing a conservative capital structure, a refined fleet, and a disciplined, value-accretive approach to growth. Our new repurchase authorization will allow us to evaluate opportunities to return capital to shareholders when available and prudent, driving further value creation.”

1

Financial and Operational Results

Seadrill generated $414 million in total operating revenues, a sequential increase of $148 million, or 56%. During the quarter, Seadrill operated an average of 13 rigs(2) that contribute to contract revenues at an average day rate of $276 thousand and economic utilization of 93%, compared to an average of nine rigs in the first quarter. This translated into contract revenues of $329 million, an increase of $143 million, or 77%, from the prior quarter, primarily due to a greater number of total operating days reflecting contracted Aquadrill rigs now included in Seadrill’s results. In addition, the Company generated $66 million in management contract revenues, largely related to the rigs the Company manages under its 50:50 joint venture with Sonangol, and $19 million in reimbursable and other revenues.

Seadrill incurred $308 million in operating expenses, an increase of $89 million, or 41%, from the previous quarter, primarily due to higher vessel and rig operating expense consistent with the growth in the Company’s fleet size. One-time merger and integration-related expenses of $16 million also contributed to the increase.Adjusted EBITDA nearly doubled from $85 million in the prior quarter to $159 million, or 38.4% of Adjusted EBITDA Margin.

Net cash provided by operating activities totaled $20 million, compared to $15 million in the prior quarter. Adverse working capital movements negatively impacted operating cash flows. Long-term maintenance costs of $23 million, included within operating activities, and $14 million of capital upgrades resulted in total capital expenditures of $37 million, as the Company supported a larger fleet of contracted rigs.

Share Repurchase Authorization

Seadrill’s Board of Directors has authorized a share repurchase program that allows the Company to repurchase up to $250 million of its outstanding common shares. The $250 million authorization does not have a fixed expiration, and may be modified, suspended, or discontinued at any time. The Company is under no obligation to purchase any shares under the program. Shares may be repurchased at any time and from time to time under the program in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The manner, timing, pricing and amount of any repurchases will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash, the restrictions in the Company’s credit agreements and other factors.

Balance Sheet and Debt Refinancing

At quarter-end, Seadrill had total debt of $355 million and $539 million in cash and cash equivalents, including $127 million in restricted cash. After the quarter, Seadrill refinanced its secured debt, issuing $575 million in aggregate principal amount of 8.375% senior secured second lien notes due 2030 and establishing a $225 million senior secured five-year revolving credit facility with an accordion feature of up to a further $100 million. Importantly, the refinancing removes certain restrictive covenants, allowing the Company greater flexibility to act on accretive opportunities that maximize shareholder value.

Operational and Commercial Activity

Throughout the last year, Seadrill has focused increasingly on the floater segment, through continued accretive acquisitions and divestitures, believing that this part of the rig market will produce the most growth and value for shareholders. The Company announced the potential sale of three jackup rigs and related interest in its 50:50 joint venture with Gulf Drilling International (“GDI”) and completed the sale of its three tender-assist units to certain affiliates of Energy Drilling Pte. Ltd. (“Edrill”) for aggregate cash proceeds of approximately $85 million at the end of July.

2

At quarter-end, Seadrill’s Order Backlog(3) stood at $2.6 billion, reflecting approximately $203 million of contract additions. During the quarter, the Company secured multi-well contract extensions against existing agreements for two drillships, the Sonangol Quenguela and the West Gemini, operating in Angola through the Company’s 50:50 joint venture with Sonangol. These exercised options will commence in direct continuation of the rigs’ existing contracts, committing the Sonangol Quenguela through January 2025 and the West Gemini through May 2025. Additionally, the operator of the West Capella exercised a one-well option, extending its operations by approximately two months. Two of the Company’s jackups, the West Castor and the West Tucana, received contract extensions for continued operations offshore Qatar through the Company’s 50:50 joint venture with GDI. As of August 15, 2023, the Company’s Order Backlog stands at $2.4 billion.

Conference Call Information

The Company will host a call to discuss its results today at 09:00 EST / 14:00 BST / 15:00 CET. Interested participants may join the call by dialing +1 855 979 6654 or +44 800 358 1035 (Passcode: 610792) at least 15 minutes prior to the scheduled start time. The Company will also webcast the call live at https://bit.ly/3rBMARr and provide a replay on its website (www.seadrill.com/investors).

(1)	Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures. For a definition and a reconciliation to the most comparable GAAP measure, see Appendices.

(2)

The number of rigs contributing to contract revenue includes fleet additions from the Aquadrill transaction (West Capella, West Vela, West Auriga, West Polaris, T-15); excludes rigs managed on behalf of Sonadrill (West Gemini, Sonangol Quenguela, Sonangol Libongos); and excludes rigs managed on behalf of Gulfdrill (West Telesto, West Castor, West Tucana).

(3)

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. It includes management contract revenues and lease revenues from bareboat charter arrangements and excludes revenues for mobilization, demobilization, contract preparation, and other incentive provisions and backlog relating to non-consolidated entities.

Seadrill Contact Information

Lydia Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

3

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans, our ability to successfully complete any acquisitions, divestitures and mergers, our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”), or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflict in Ukraine, the effect and results of litigation, regulatory matters, settlements, audit, assessments and contingencies, including any litigation related to the Merger of the Company (“Merger”) with Aquadrill LLC (“Aquadrill”), our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the SEC . Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327) and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

4

Seadrill Limited

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2023 (Successor), the three months ended June 30, 2022 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-2

Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2023 (Successor), the three months ended June 30, 2022 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-3

Unaudited Consolidated Balance Sheets as at June 30, 2023 (Successor) and December 31, 2022 (Successor)	F-4

Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2023 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-5

Unaudited Consolidated Statements of Changes in Equity for the three and six months ended June 30, 2023 (Successor), the three months ended June 30, 2022 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-7

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and six months ended June 30, 2023 (Successor), the three months ended June 30, 2022 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Successor		Predecessor
(In $ millions, except per share data)	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	329	182	515	248	124
Reimbursable revenues	9	8	15	12	4
Management contract revenues (1)	66	56	130	77	36
Other revenues (1)	10	7	20	9	5

Total operating revenues	414	253	680	346	169

Operating expenses
Vessel and rig operating expenses (1)	(186)	(130)	(301)	(186)	(76)
Reimbursable expenses	(8)	(7)	(14)	(10)	(4)
Depreciation and amortization	(37)	(39)	(73)	(52)	(17)
Management contract expenses (1)	(47)	(36)	(92)	(49)	(31)
Selling, general and administrative expenses	(14)	(16)	(28)	(24)	(6)
Merger and integration related expenses	(16)	—	(19)	—	—

Total operating expenses	(308)	(228)	(527)	(321)	(134)

Other operating items
Gain on disposals	3	—	7	—	2

Total other operating items	3	—	7	—	2

Operating profit	109	25	160	25	37
Financial and other non-operating items
Interest income	5	2	12	3	—
Interest expense	(13)	(30)	(29)	(40)	(7)
Share in results from associated companies (net of tax)	11	(8)	14	(6)	(2)
Reorganization items, net	—	(5)	—	(9)	3,683
Other financial items	(5)	(12)	(6)	3	30

Total financial and other non-operating items, net	(2)	(53)	(9)	(49)	3,704

Profit/(loss) before income taxes	107	(28)	151	(24)	3,741
Income tax expense	(13)	(8)	(14)	(8)	(2)

Profit/(loss) from continuing operations	94	(36)	137	(32)	3,739
Loss after tax from discontinued operations	—	—	—	—	(33)

Net profit/(loss)	94	(36)	137	(32)	3,706

Basic EPS: continuing operations ($)	1.18	(0.72)	2.11	(0.64)	37.25
Diluted EPS: continuing operations ($)	1.16	(0.72)	2.07	(0.64)	37.25
Basic EPS ($)	1.18	(0.72)	2.11	(0.64)	36.92
Diluted EPS ($)	1.16	(0.72)	2.07	(0.64)	36.92

(1)

Includes revenue received from related parties of $72 million, $146 million, $57 million, $74 million and $19 million for the three and six months ended June 30, 2023, the three months ended June 30, 2022, the period from February 23, 2022 through June 30, 2022 and period from January 1, 2022 through February 22, 2022 respectively, and costs paid to related parties of $3 million for the period from January 1, 2022 through February 22, 2022. Refer to Note 24 - Related party transactions for further details.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and six months ended June 30, 2023 (Successor), the three months ended June 30, 2022 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Successor		Predecessor
(In $ millions)	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022
Net profit	94	(36)	137	(32)	3,706

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	3	—	3	1
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	—	16
Change in fair value of debt component of Archer convertible bond	—	—	—	—	(1)
Share in results from associated companies	—	—	—	—	(2)

Other comprehensive income	—	3	—	3	14

Total comprehensive income for the period	94	(33)	137	(29)	3,720

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at June 30, 2023 (Successor) and December 31, 2022 (Successor)

(In $ millions, except per share data)	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	412	480
Restricted cash	44	44
Accounts receivable, net	217	137
Amounts due from related parties, net	7	27
Assets held for sale -current	220	—
Other current assets	201	169

Total current assets	1,101	857

Non-current assets
Investments in associated companies	67	84
Drilling units	2,678	1,668
Restricted cash	83	74
Deferred tax assets	28	15
Equipment	9	10
Other non-current assets	71	93

Total non-current assets	2,936	1,944

Total assets	4,037	2,801

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	10	22
Trade accounts payable	49	76
Other current liabilities	295	306

Total current liabilities	354	404
Non-current liabilities
Long-term debt	345	496
Deferred tax liabilities	8	9
Other non-current liabilities	251	190

Total non-current liabilities	604	695

Commitments and contingencies
Equity
Common shares of par value $0.01 per share: 375,000,000 shares authorized and 79,866,503 issued at June 30, 2023 (December 31, 2022: 49,999,998)	1	—
Additional paid-in capital	2,738	1,499
Accumulated other comprehensive income	2	2
Retained earnings	338	201

Total equity	3,079	1,702

Total liabilities and equity	4,037	2,801

*	Other current and non-current liabilities include $12 million fair value adjustment of West Gemini off-market lease obligation.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2023 (Successor), period from February 23, 2022 through June 30, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Six months ended June 30, 2023	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Operating Activities
Net profit/(loss)	137	(32)	3,706
Net profit/(loss) from continuing operations	137	(32)	3,739
Loss from discontinued operations	—	—	(33)
Net operating net profit adjustments related to discontinued operations (1)	—	13	38
Adjustments to reconcile net profit to net cash provided by/(used in) operating activities:
Depreciation and amortization	73	52	17
Gain on disposals	(7)	—	(2)
Share in results from associated companies (net of tax)	(14)	6	2
Deferred tax benefit	4	4	(4)
Unrealized gain on derivative and foreign exchange	(5)	(3)	(7)
Payment in kind interest	—	16	—
Amortization of discount on debt	—	(1)	7
Non-cash gain reorganization items, net	—	—	(3,487)
Fresh Start valuation adjustments	—	—	(266)
Change in allowance for credit losses	—	—	(1)
Other cash movements in operating activities
Payments for long-term maintenance	(33)	(27)	(2)
Repayments made under failed sales and leaseback arrangements	—	—	(11)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	(20)	25	(11)
Trade accounts payable	(38)	14	—
Prepaid expenses/accrued revenue	(3)	(6)	—
Deferred revenue	7	13	(18)
Deferred mobilization costs	5	(37)	(4)
Related party receivables	20	(6)	(13)
Other assets	(10)	23	(4)
Other liabilities	(81)	(34)	4

Net cash flows provided by/ (used in) operating activities	35	20	(56)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(25)	(50)	(18)
Proceeds from disposal of assets	7	—	2
Funds advanced to discontinued operations	—	—	(20)
Sale of investment in PES	43	—	(94)
Acquisition of subsidiary	24	—	—
Deposit received on Tender-Assist Units sale	17	—	—
Cash flows from investing activities (discontinued operations)	—	(10)	—

Net cash flows provided by/(used in) investing activities	66	(60)	(130)

(1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net profit to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the period ended June 30, 2023, was nil (period from February 23, 2022 through June 30, 2022 (Successor) was $13 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2023 (Successor), period from February 23, 2022 through June 30, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Six months ended June 30, 2023	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Financing Activities
Proceeds from debt	—	—	175
Proceeds from convertible bond issuance	—	—	50
Repayments of secured credit facilities	(163)	—	(160)
Cash flows from financing activities (discontinued operations)	—	—	20
Share issuance costs	(4)	—	—

Net cash (used in)/provided by financing activities	(167)	—	85

Effect of exchange rate changes on cash	7	(1)	6

Net decrease in cash and cash equivalents, including restricted cash	(59)	(41)	(95)
Cash and cash equivalents, including restricted cash, at beginning of the period	598	509	604
Included in cash and cash equivalents and restricted cash per the balance sheet	598	490	516
Included in assets of discontinued operations	—	19	88
Cash and cash equivalents, including restricted cash, at the end of period	539	468	509
Included in cash and cash equivalents and restricted cash per the balance sheet	539	466	490
Included in assets of discontinued operations	—	2	19
Supplementary disclosure of cash flow information
Interest paid	(28)	(17)	—
Taxes paid	(9)	(6)	(1)
Reorganization items, net paid	—	(8)	(56)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three and six months ended June 30, 2023 (Successor), period from February 23, 2022 through June 30, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained profit	Total equity
Balance as at January 1, 2023 (Successor)	—	1,499	2	201	1,702

Net profit	—	—	—	43	43

Balance as at March 31, 2023 (Successor)	—	1,499	2	244	1,745

Shares issued on closing of Aquadrill acquisition	1	1,243	—	—	1,244
Share issuance costs	—	(4)	—	—	(4)
Net profit	—	—	—	94	94

Balance as at June 30, 2023 (Successor)	1	2,738	2	338	3,079

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/ profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—

Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499

Net income from continuing operations	—	—	—	—	—	4	4

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Net loss	—	—	—	—	—	(36)	(36)
Other comprehensive income	—	—	—	—	3	—	3

Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with US GAAP.

The table below reconciles operating profit to Adjusted EBITDA.

Figures in USD million, unless otherwise indicated	Three months ended June 30, 2023	Three months ended March 31, 2023
Operating profit	109	51
Depreciation and amortization	37	36
Merger and integration related expenses	16	3
Other adjustments (1)	(3)	(5)

Adjusted EBITDA (a)	159	85

Total operating revenues (c)	414	266
Adjusted EBITDA margin (a)/(c)	38.4%	32.0%

(1)	Primarily gains on sundry asset disposals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: August 15, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)